

October 1, 2009

Mr. David Wallace
Chief Executive Officer
Ecoland International, Inc.
4909 W. Joshua Blvd., Suite 1059
Chandler, Arizona 85226

      Re: Ecoland International
              Form 8-K Item 4.01 Filed September 30, 2009
              File No. 000-53006

Dear Mr. Wallace:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 8-K Item 4.01 Filed September 30, 2009

1.   In our prior letter dated September 2, 2009 ("Comment Letter") we requested that you disclose in an Item 4.01 Form 8-K the fact that the PCAOB revoked the registration of Moore and Associates, Chartered ("Moore") on August 27, 2009 because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation. Please amend your Form 8-K Item 4.01 to include this disclosure. If you are unable to obtain an Exhibit 16 letter from Moore at the time you file your amendment, please disclose this fact in your Form 8-K/A.

     Once you explain Moore's registration revocation in an Item 4.01 Form 8-K, you do not need to repeat this disclosure in your next Form 10-K.

2.   In our Comment Letter we advised you that since Moore is no longer registered
          with the PCAOB, you may not include Moore's audit reports or consents in your
          filings with the Commission made on or after August 27, 2009. Furthermore, if
          Moore audited a year that you are required to include in your filings with the
          Commission, then you should engage a firm that is registered with the PCAOB to
          re-audit that year. Please acknowledge this comment and advise us as to how you
          intend to address any re-audit requirements.

Closing Comments

          As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

          You may contact James Giugliano at (202) 551-3319 if you have questions
regarding comments on the financial statements and related matters. Please contact me at
(202) 551-3299 with any other questions.

                                                       Sincerely,

                                                       Mark C. Shannon
                                                       Branch Chief